UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 15 April 2023, London UK

Gepotidacin's positive phase III data shows potential to be the first in a new class of oral antibiotics for uncomplicated urinary tract infections in over 20 years

●     Gepotidacin is a late-stage antibiotic in development in GSK's growing infectious diseases portfolio
●     EAGLE-2 and EAGLE-3 phase III trials met primary endpoint of non-inferiority to nitrofurantoin; EAGLE-3 demonstrated statistical superiority
●     US FDA submission is planned for Q2 2023

GSK plc (LSE/NYSE: GSK) presented positive results from the pivotal EAGLE-2 and EAGLE-3 phase III trials for gepotidacin, an investigational, first-in-class oral antibiotic with a novel mechanism of action for uncomplicated urinary tract infections (uUTI) in female adults and adolescents. The data were disclosed today in an oral presentation at the European Congress of Clinical Microbiology and Infectious Diseases (ECCMID) in Copenhagen, Denmark.

These positive data highlight GSK's world-leading infectious diseases portfolio, which represents about two-thirds of the Company's pipeline. In addition, they reinforce GSK's commitment to developing new antibiotics in high unmet medical need areas, such as uUTI. Today's presentation follows the decision to stop the EAGLE-2 and EAGLE-3 pivotal trials early for efficacy following a recommendation made by the Independent Data Monitoring Committee in November 2022. The full results will be submitted for publication in a peer-reviewed scientific journal later this year.

Over half of all women are affected by uUTIs in their lifetime[1], with more than a quarter suffering from recurrent disease[2],[3],[4] , which can cause significant patient burden, including discomfort and restriction of daily activities. The number of uUTIs caused by resistant bacteria is increasing, which can result in higher treatment failure rates.[5]

Chris Corsico, SVP Development, GSK, said: "Despite uncomplicated urinary tract infections being one of the most common infections in women and mounting concern over rising resistance rates to existing treatments, there has been no new class of antibiotics for over 20 years. We believe that gepotidacin, if approved, will offer a much-needed additional oral treatment option for patients at risk of treatment failure associated with resistance or recurrence of uUTI. We are committed to working with global regulators to bring this new antibiotic to patients as quickly as possible."

In the EAGLE-2 and EAGLE-3 phase III trials, gepotidacin demonstrated non-inferiority to nitrofurantoin, an existing first-line treatment for uUTI, in patients with a confirmed uUTI and a uropathogen susceptible to nitrofurantoin. Additionally, in the EAGLE-3 phase III trial, gepotidacin demonstrated statistically significant superiority versus nitrofurantoin. These results are based on a primary efficacy endpoint of therapeutic success, an endpoint comprised of combined clinical resolution and microbiological eradication of bacteria at the Test-of-Cure (ToC) visit 10-13 days after initiation of treatment.

In the EAGLE-2 phase III trial, gepotidacin demonstrated therapeutic success in 50.6% of patients compared to 47% for nitrofurantoin. In the EAGLE-3 phase III trial, gepotidacin demonstrated therapeutic success in 58.5% of patients compared to 43.6% for nitrofurantoin. Across both trials, it was noted that 94% of patients treated with gepotidacin did not receive an additional antibiotic for uUTI during trial participation through the follow-up visit on day 28. The safety and tolerability profile of gepotidacin in the EAGLE-2 and EAGLE-3 phase III trials was consistent with previous trials of gepotidacin.

Gepotidacin also demonstrated consistent efficacy (therapeutic success) compared to nitrofurantoin in key subgroups, including patients with Escherichia coli pathogens resistant to other antibiotics, those with a history of recurrence and those over 50 years old. These subgroups are at higher risk of treatment failure.[6],[7]

The table below summarises the key efficacy data for phase III trials at the ToC visit:

	EAGLE-2			EAGLE-3
	Gepotidacin 1,500mg BID (n=320)	Nitrofurantoin 100mg BID (n=287)	Treatment Differencei (95% CI)	Gepotidacin 1,500mg BID (n=277)	Nitrofurantoin 100mg BID (n=264)	Treatment Differencei (95% CI)
Therapeutic successii	162 (50.6%)	135 (47.0%)	4.3% (-3.6%, 12.1%)	162 (58.5%)	115 (43.6%)	14.6% (6.4%, 22.8%)
Clinical successiii	210 (65.6%)	187 (65.2%)	1.2% (-6.3%, 8.7%)	188 (67.9%)	167 (63.3%)	4.4% (-3.5%, 12.3%)
Microbiological successiv	232 (72.5%)	194 (67.6%)	5.2% (-2.1%, 12.5%)	200 (72.2%)	151 (57.2%)	15.0% (7.2%, 22.9%)
Both trials were stopped for non-inferiority based on pre-defined non-inferiority success boundaries. In addition, the EAGLE-3 phase III trial met the pre-defined boundary for superiority.

i  Difference: gepotidacin - nitrofurantoin. Micro-ITT NTF-S (IA set), the microbiological intent-to-treat nitrofurantoin- susceptible interim analysis set population
ii Composite endpoint of clinical and microbiological success

iii Clinical success at Test-Of-Cure (TOC) = symptom resolution

iv Eradication of qualifying uropathogen to <103 CFU/mL

Prof. Dr Florian Martin Erich Wagenlehner, Principal Investigator for the EAGLE-2 phase III trial, said: "These results are a significant step forward in an area that has seen very little innovation for decades. Gepotidacin is the first antibiotic to meet contemporary regulatory criteria, which set a high threshold for the efficacy of treatments in uncomplicated urinary tract infections. Gepotidacin has the potential to offer healthcare professionals another oral option to treat this common community infection."

The most commonly reported adverse events (AEs) in gepotidacin subjects were gastrointestinal (GI). Diarrhoea was the most common (16% of subjects), followed by nausea (9%). Of the subjects who reported GI AEs in the gepotidacin arm, the maximum severity of most subjects were mild (69% Grade 1) and moderate (28% Grade 2). Grade 3 GI events were 3% of the total GI events and occurred in <1% of subjects. There was one drug-related serious adverse event in each treatment arm (gepotidacin and nitrofurantoin) across the two trials.

The development of gepotidacin has been funded in whole or in part with U.S. federal funds from the U.S. Department of Health and Human Services, Administration for Strategic Preparedness and Response, Biomedical Advanced Research and Development Authority, under Other Transaction Agreement number HHSO100201300011C and with federal funds awarded by the Defense Threat Reduction Agency under agreement number HDTRA1-07-9-0002.

About the EAGLE (Efficacy of Antibacterial Gepotidacin Evaluated) phase III programme
The phase III clinical programme for gepotidacin in adults and adolescents comprises three trials:

The EAGLE-2 and EAGLE-3 phase III trials were near-identical global, randomised, parallel-group, double-blind, non-inferiority (10% margin) trials comparing the efficacy and safety of oral gepotidacin to nitrofurantoin for the treatment of uUTI. A total of 3,136 patients were enrolled across both trials.

EAGLE-2 (non-inferiority uUTI trial) compared the efficacy and safety of gepotidacin (1,500mg administered orally twice daily for five days) to nitrofurantoin (100mg administered orally twice daily for five days). The trial duration for participants was approximately 28 days. The primary endpoint was the combined clinical and microbiological response at the ToC visit (days 10-13) in patients with qualifying uropathogens susceptible to nitrofurantoin.

EAGLE-3 (non-inferiority uUTI trial) compared the efficacy and safety of gepotidacin (1,500mg administered orally twice daily for five days) to nitrofurantoin (100mg administered orally twice daily for five days). The trial duration for participants was approximately 28 days. The primary endpoint was the combined clinical and microbiological response at the ToC visit (days 10-13) in patients with qualifying uropathogens susceptible to nitrofurantoin.

EAGLE-1 (non-inferiority urogenital gonorrhoea trial) compares the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in approximately 600 patients with uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae. The EAGLE-1 trial is investigating gepotidacin for the treatment of uncomplicated urogenital gonorrhoea and is ongoing, with a data read out anticipated in the second half of 2023.

About gepotidacin
Gepotidacin, discovered by GSK scientists, is an investigational bactericidal, first-in-class triazaacenaphthylene antibiotic that inhibits bacterial DNA replication by a novel mechanism of action and binding site and provides well-balanced inhibition of two different Type II topoisomerase enzymes. This provides activity against most strains of target uropathogens, such as E. coli and Staphylococcus saprophyticus, including isolates resistant to current antibiotics. Furthermore, due to the well-balanced inhibition of two enzymes, mutations in both enzymes are needed to significantly affect susceptibility to gepotidacin.

GSK in antimicrobials
The Company is committed to investing in solutions to help get ahead of antimicrobial resistance. GSK is already a leader on the Antimicrobial Resistance Benchmark of the Access to Medicine Foundation. As well as a legacy in antibiotics, GSK has a growing late-stage pipeline of antimicrobials alongside gepotidacin for the potential treatment of UTI. In September 2022, GSK entered into an exclusive licence agreement with Spero Therapeutics to add a late-stage antibiotic, tebipenem HBr, to potentially treat complicated urinary tract infections (cUTI) to GSK's pipeline. In addition, in March 2023, GSK entered into an exclusive licence agreement with SCYNEXIS, Inc to add a US FDA-approved, first-in-class antifungal Brexafemme (ibrexafungerp) for the treatment of vulvovaginal candidiasis in adult and post-menarchal pediatric females to GSK's growing portfolio of antimicrobials. The transaction is subject to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at https://www.gsk.com/en-gb/company/.

GSK enquiries
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Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include but are not limited to those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, GSK's Q4 Results for 2022 and any impacts of the COVID-19 pandemic.

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[1] Historic self-reported data from a survey sample of 2000 women in the US. 1. Foxman, 2000, 2. Foxman, 2003
[2] Hooton TM. Uncomplicated Urinary Tract Infection. N Engl J Med. 2012;366:1028-37.
[3] Rich SN, Klann EM, Almond CR, Larkin EM, Nicolette G, Ball JD. Associations between antibiotic prescriptions and recurrent urinary tract infections in female college students. Epidemiology and Infection. 2019;147.
[4] Medina M, Castillo-Pino E. An introduction to the epidemiology and burden of urinary tract infections. Therapeutic Advances in Urology. 2019;11:175628721983217.
[5] Kaye KS, et al. Antimicrobial resistance trends in urine Escherichia coli isolates from adult and adolescent females in the United States from 2011 to 2019: rising ESBL strains and impact on patient management. Clin Infect Dis 2021;73:1992-1999. doi: 10.1093/cid/ciab560
[6] Trautner et al. Risk Factors Associated With Antimicrobial Resistance and Adverse Short-Term Health Outcomes Among Adult and Adolescent Female Outpatients With Uncomplicated Urinary Tract Infection
[7] Data on file

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 17, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc